HOLDING

RECEIVED

2006 DEC -5 P 2:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018959

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Heike Theißing
Telephone +49/89/20 30 07-793
Fax +49/89/20 30 07-772
E-mail Heike.Theissing@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 01 December 2006

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

Enclosures

(1) 20 November 2006 — Press release: Hypo Real Estate Bank International AG: Successful completion of €29.3 million financing for Dawnay, Day Carpathian PLC's ("DDC") acquisition of Babilonas Shopping Centre, Lithuania

(2) 20 November 2006 — Press release: Hypo Real Estate Bank International AG: Successful completion of a circa SEK 3billion (EUR 300 million) senior investment financing to Niam Nordic Investment Fund III (Niam Fund III), for the acquisition

12/5

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele, Dr. Markus Fell, Frank Lamby

	of office buildings in Sweden
(3) 27 November 2006	Press release: Dr Frank Heintzeler appointed to the Supervisory Board of Hypo Real Estate Holding AG

Press release

Hypo Real Estate Bank International AG: Successful completion of €29.3 million financing for Dawnay, Day Carpathian PLC's ("DDC") acquisition of Babilonas Shopping Centre, Lithuania

London/Munich 20 November 2006: Hypo Real Estate Bank International AG announces that it has provided €29.3 million of acquisition and VAT financing to Dawnay, Day Carpathian PLC. The facility will be used to finance the acquisition of UAB Mulga, the owner of Babilonas Shopping Centre Phase I, Lithuania. The transaction completed on 31st October 2006.

Babilonas Shopping Centre, which opened in August 2005, is located in Panevezys (the 5th largest city in Lithuania) and provides 21,052 square meters of enclosed retail space. The property is fully let with over 110 tenants with Norfa Hypermarket the major anchor tenant. The property was developed and built by AB Ogmios Centras, the real estate development arm of UAB Gamarenta.

Dawnay, Day Carpathian PLC is an AIM listed, Isle of Man registered company that invests in retail assets in countries that have recently joined the EU or are in line for accession (Hungary, Bulgaria, the Czech Republic, Poland, Romania, Slovakia and Croatia.). DDC has set a target of more than 10% annual dividend yield and a total compound return of more than 25% a year on funds invested. Dawnay, Day Europe Ltd is sole advisor to DDC and has over 200 employees headquartered in London.

Commenting, Harin Thaker, CEO Europe - Hypo Real Estate Bank International AG, said: "Dawnay, Day Carpathian PLC is a key client and we are delighted to support its activities across Europe. This facility, our first in Lithuania, demonstrates that we are able to provide financing solutions in the markets that are of interest to our clients."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Hypo Real Estate Bank International AG: Successful completion of a circa SEK 3billion (EUR 300 million) senior investment financing to Niam Nordic Investment Fund III (Niam Fund III), for the acquisition of office buildings in Sweden

Munich / London / Stockholm, 20 November 2006: Hypo Real Estate Bank International AG announces that it has provided senior acquisition financing of circa SEK 3billion (**EUR 300 million**) to Niam Fund III. The financing has been provided to facilitate Niam Fund III's acquisition of office buildings in Stockholm and in Lund, Sweden from the Norwegian investor ACTA. The transaction closed on November 15 2006.

The properties are occupied by high quality tenants such as Ericsson AB, Electrolux AB and the Bonnier Group. Also included in the portfolio is a landmark building in Stockholm known as DN-Huset, mainly let to the Bonnier newspaper and media group.

Commenting, Harin Thaker, CEO Europe of Hypo Real Estate Bank International AG, said: "I am delighted to expand on our successful relationship with Niam Fund III. We have delivered a large financing facility within their structuring and timing requirements and I look forward to continuing to work with Niam in the future.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Niam

Niam is the leading private equity firm in Northern Europe specialising in property. Niam offer financial investors a high return via investments in funds that in turn invest in all types of properties. The funds are raised and managed on a discretionary basis. Since the company was founded in 1998, properties with a total value of €3.3 billion have been acquired by Niam's funds or in association with international real estate funds. Today, Niam has owner responsibility for properties valued at €1.5 billion. Niam Fund III has an investment capacity of approximately €1.8 billion.

Press release

Dr Frank Heintzeler appointed to the Supervisory Board of Hypo Real Estate Holding AG

Munich, 27 November 2006: Dr Frank Heintzeler (66) has been appointed as a member of the Supervisory Board of Hypo Real Estate Holding AG by the Registergericht Munich. He thus joins the five-strong body comprising Kurt F. Viermetz (Chairman), Prof Dr Klaus Pohle (Deputy Chairman), Antoine Jeancourt-Galignani, Dr Pieter Korteweg and Robert Mundheim. This appointment had become necessary, after Dr Ferdinand Graf von Ballestrem died on 30 September 2006.

Frank Heintzeler is a renowned bank expert, graduate lawyer and long-time investment banker. Up to March 2004, he was the Spokesman of the Management Board of Württembergische Bank AG. Between 1999 and 2001, he was also President of the Bundesverband Deutscher Banken (Association of German banks), Berlin.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München